

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2017

By E-Mail

Karen Dempsey, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105

> **Re: TheStreet, Inc.**
> **Preliminary Proxy Statement**
> **Filed on April 6, 2017**
> **File No. 000-25779**

Dear Ms. Dempsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.   Provide the disclosure required by Item 4(b) and Item 5(b) of Schedule 14A.

Proposal 1: Election of Directors, page 6

3.   We note your disclosure that you may introduce substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.   Please provide the business experience for Ms. Fay during the past five years.

5.   We note your disclosure that Mr. Zacharias has had leadership positions in corporate public businesses. Please revise your disclosure to list those positions.

6.   Please disclose the reasons you recommend that security holders vote for your nominees.

Proposal 6: Stockholder Proposal Regarding Elimination of Supermajority Voting, page 42

7.   Please clarify what you mean by stating that the proposal will be voted upon "only if properly presented."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions